SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                               TXCO Resources Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87311M102
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 15, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------                             ------------------
CUSIP No. 87311M102                                           Page 2 of 7 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,820,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,820,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,820,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------                             ------------------
CUSIP No. 87311M102                                           Page 3 of 7 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,820,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,820,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,820,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company") and Daniel S. Loeb, an individual ("Mr. Loeb" and together with the Management Company, the "Reporting Persons"), and amends the Schedule 13D filed on November 28, 2007 (as amended by Amendment No. 1 thereto filed on January 24, 2008, Amendment No. 2 thereto filed on February 28, 2008 and this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 relates to the common stock, par value $0.01 per share (the "Common Stock"), of TXCO Resources Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, the "Funds", and collectively with the Reporting Persons, "Third Point"). The Funds directly own the Common Stock to which this statement on Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to beneficially own such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On March 15, 2008, the Management Company, the Offshore Fund and certain other Funds (collectively, the "Third Point Entities") entered into an agreement with the Company (the "Settlement Agreement") pursuant to which the Third Point Entities agreed to withdraw the nomination notice they had submitted with respect to the 2008 Annual Meeting and to terminate their solicitation of proxies to elect Jacob Roorda, Todd Q. Swanson and Anthony Tripodo as directors of the Company at the 2008 Annual Meeting. At the same time, the Third Point Entities and the Company agreed to terminate with prejudice the Delaware Litigation, which the Third Point Entities had brought to challenge the validity of the Company's January 2008 appointment of a seventh director to the Board.

     The Settlement Agreement provides that the Company will obtain the resignations of two current members of the Board so as to create two vacancies and will reclassify the remaining directors so that the two Board vacancies will be in Class A, with terms expiring in 2008. Under the Settlement Agreement, two of the Management Company's nominees in the terminated proxy contest - Jacob Roorda and Anthony Tripodo (the "Third Point Nominees") - will promptly be added to the Board and will be included in the Board's slate of nominees for election as directors at the 2008 Annual Meeting. As a result of the Settlement Agreement, the Third Point Nominees will constitute two of the seven members of the Board and, subject to independence or other eligibility requirements, at least one Third Point Nominee will have the opportunity to serve on each Board committee.

     Under the terms of the Settlement Agreement, the Management Company has agreed that until completion of the 2008 Annual Meeting it will not, nor will any of its affiliates, directly or indirectly, (i) solicit proxies or consents for the voting of any voting or other securities of the Company or otherwise become a "participant," directly or indirectly, in any "solicitation" of "proxies" or consents to vote, or become a "participant" in any "election contest" involving the Company or the Company's securities, (ii) seek to advise or influence any person with respect to the voting of any securities of the Company, (iii) initiate, propose or otherwise "solicit" the Company's stockholders for the approval of shareholder proposals, (iv) otherwise communicate with the Company's stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Securities Exchange Act of 1934, or
(v) otherwise engage in any course of conduct with the purpose of causing stockholders of the Company to vote contrary to the recommendation of the Board on any matter presented to the Company's stockholders for their vote or challenging the policies of the Company. In addition, the Settlement Agreement provides that at the 2008 Annual Meeting, the Third Point Entities will cause all shares of the Company owned by each of them to be present at such meeting for purposes of establishing a quorum and to be voted (x) for the nominees recommended by the Board (provided such nominees include the Third Point Nominees), (y) as the Management Company determines is appropriate, on all other proposals of the Board not covered by clause (z) below, and (z) in accordance with the recommendation of the Board on certain proposals relating to the Royalty Buyback (as defined below) and the Company's 2005 Stock Incentive Plan.

     The Settlement Agreement prohibits the Company, until after the 2009 annual meeting of the Company's stockholders (the "2009 Annual Meeting"), from (i) increasing the Board to more than seven directors or reclassifying any director's position on the Board, (ii) changing the advance notice provisions of the Company's bylaws, (iii) modifying or prescribing any qualifications for directors or (iv) affecting the ability of the Company's stockholders to amend the Company's bylaws in any way. At the 2009 Annual Meeting, two seats on the Board will be up for election, and the Settlement Agreement does not prohibit the Third Point Entities from seeking to nominate and elect individuals to fill those seats. The Reporting Persons have made no determination whether to propose additional nominees to the Board in 2009, but reserve the right to do so. The Reporting Persons intend to encourage and support efforts by the Company to maximize stockholder value and expect to make a determination with respect to the 2009 Annual Meeting based on the degree of progress made in creating stockholder value.

     The Settlement Agreement also provides that the Company and James E. Sigmon, its Chairman and Chief Executive Officer, will negotiate in good faith the purchase by the Company from Mr. Sigmon of the overriding royalty interest granted previously to Mr. Sigmon in all leases acquired by the Company, for consideration consisting of Common Stock (the "Royalty Buyback"). The Company will present to its stockholders for approval at the 2008 Annual Meeting the terms of a stock plan designed to provide the shares to be issued in connection with the Royalty Buyback if and when the terms of the Royalty Buyback are agreed upon.

     If the Third Point Entities' aggregate beneficial ownership of the Common Stock is reduced to less than five percent (5%) or less than three percent (3%) of the outstanding shares of Common Stock, then, upon adoption by the Board of a resolution so requiring, Mr. Roorda (in the case of a reduction below 5%) and Mr. Tripodo (in the case of a reduction below 3%) will immediately resign from the Board. Except in the case of such a required resignation, the Management Company will have the right to appoint a reasonably qualified replacement for any Third Point Nominee who resigns from the Board or is unable to continue serving as a director of the Company (and any such replacement will be treated as a Third Point Nominee for all purposes of the Settlement Agreement).

     The Settlement Agreement further provides that the Third Point Nominees will receive the same benefits as other directors of the Company, which includes an initial grant of 40,000 shares of restricted stock vesting ratably on the first, second and third anniversaries of joining the Board. In the event of any resignation required under the Settlement Agreement (as described in the immediately preceding paragraph), the next tranche of unvested grants of equity or other consideration awarded to the Third Point Nominee or Nominees required to resign will immediately become vested and not subject to forfeiture.

     The Settlement Agreement provides that the Company will pay for or reimburse the Management Company and its affiliates for their out-of-pocket costs and expenses, up to an aggregate of $500,000, in connection with the Delaware Litigation, the preparation of proxy materials and the solicitation of proxies for the 2008 Annual Meeting, including without limitation legal fees and the fees of the proxy solicitor retained by the Management Company.

     Additionally, for so long as a Third Point Nominee is on the Board or the Management Company is entitled to designate a replacement for a Third Point Nominee, at the Management Company's option (subject to confidentiality restrictions, the Company's insider trading policy and attorney-client privilege between the Company and its counsel), the Management Company will have the right, from time to time, to receive confidential information from the Company (including any financial advisor or other expert retained by the Company) and the Third Point Nominees, and to discuss with representatives of the Company or with the Third Point Nominees all matters concerning the Company, to the same extent as any director of the Company. The Management Company has not currently exercised this right, but reserves the right to do so from time to time in the future.

     The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Reference is made to Item 4 for a description of the Settlement Agreement.

Item 7.   Material to be Filed as Exhibits.

99.4 Settlement Agreement by and among TXCO Resources Inc., Third Point LLC, Daniel S. Loeb, Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Partners Qualified LP, Lyxor/Third Point Fund Limited, Jacob Roorda, Anthony Tripodo and James E. Sigmon, made and entered into on March 15, 2008.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2008


                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ Keith Waller
                                       -----------------------------------------
                                       Name:   Keith Waller
                                       Title:  Attorney-in-Fact




                                   DANIEL S. LOEB


                                   By: /s/ Keith Waller
                                       -----------------------------------------
                                       Name:   Keith Waller
                                       Title:  Attorney-in-Fact






               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
                      WITH RESPECT TO TXCO RESOURCES INC.]